

SECUR 05043622 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/04 (MM/DD/YY) AND ENDING 08/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goodwin, Browning & Luna Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED OCT 27 2005 WASH, D.C. 203

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 Academy Blvd., N.E. Bldg. 2, Suite 101
(No. and Street)

Albuquerque (City) NM (State) 87109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED NOV 16 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Goodwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goodwin, Browning & Luna Securities, Inc., as of August 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

3-22-09

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOODWIN, BROWNING & LUNA SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED AUGUST 31, 2005

GOODWIN, BROWNING & LUNA SECURITIES, INC.

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7 - 8
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10 - 11
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	14 - 15



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Goodwin, Browning & Luna Securities, Inc.

We have audited the accompanying statement of financial condition of Goodwin, Browning & Luna Securities, Inc., as of August 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodwin, Browning & Luna Securities, Inc., as of August 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
October 6, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Financial Condition
August 31, 2005

ASSETS

Cash	$ 40,458
Receivable from broker-dealers and clearing organizations	107,549
Other receivables	2,000
Furniture and equipment at cost, net of accumulated depreciation of $35,581	-0-
	$ 150,007

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 94,497
Federal income taxes payable	1,130
Total Liabilities	95,627
Stockholders' equity:	
Common stock, 500,000 shares authorized, $.00555 stated value, 390,000 shares issued and outstanding	2,165
Additional paid-in capital	36,835
Retained earnings	15,380
Total stockholders' equity	54,380
	$ 150,007

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Income
For the Year Ended August 31, 2005

Revenues:	
Securities commissions	$ 579,217
Revenue from sale of investment shares	546,767
Realized gain on sale of securities	4,925
Advisory fees	83,198
Interest income	338
Other revenue	3,443
	1,217,888
Expenses:	
Compensation and benefits	977,446
Commission and clearance paid other brokers	118,424
Communications	24,656
Occupancy and equipment costs	40,888
Promotional expenses	9,181
Regulatory fees and expenses	9,062
Other expenses	32,917
	1,212,574
Income before income taxes	5,314
Federal income tax expense	566
Net Income	$ 4,748

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended August 31, 2005

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balances at August 31, 2004	390,000	$ 2,165	$ 36,835	$ 10,632	$ 49,632
Net income for the year				4,748	4,748
Balances at August 31, 2005	390,000	$ 2,165	$ 36,835	$ 15,380	$ 54,380

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended August 31, 2005

Balance, at August 31, 2004	$ -0-
Increases	-0-
Decreases	-0-
Balance, at August 31, 2005	$ -0-

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Cash Flows
For the Year Ended August 31, 2005

Cash flows from operating activities:	
Net income	$ 4,748
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	1,968
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(33,089)
Increase in accounts payable and accrued expenses	25,506
Decrease in federal income taxes payable	(390)
Net cash provided (used) by operating activities	(1,257)
Cash flows from investing activities:	
Securities sold	3,702
Net cash provided (used) by investing activities	3,702
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash	2,445
Cash at beginning of year	38,013
Cash at end of year	$ 40,458
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 956

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Notes to Financial Statements
August 31, 2005

Note 1 - Summary of Significant Accounting Policies

Goodwin, Browning & Luna Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's correspondent. The Company is a New Mexico corporation.

The Company is a Registered Investment Adviser and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in New Mexico.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities and securities sold but not yet purchased are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker/dealer. Should the clearing broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Depreciation is provided by an accelerated method over the estimated useful lives of the related assets. Depreciation expense for the year totaled $1,968 and is reflected in occupancy and equipment costs.

Advertising costs are expensed as incurred. Advertising expense for the year totaled $297 and is reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At August 31, 2005, the Company had net capital of approximately $51,844 and net capital requirements of $6,378. The Company's ratio of aggregate indebtedness to net capital was 1.8 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4- Retirement Plan

All full-time employees who meet certain age and length of service requirements are eligible to participate in the Company's Simplified Employee Pension/IRA Plan (SEP-IRA). The Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. SEP-IRA contributions for the year totaled $111,763.

Note 5 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At August 31, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of August 31, 2005

Schedule I

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of August 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 54,380
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	54,380
Deductions and/or charges	
Non-allowable assets:	
Other receivables	(2,000)
Net capital before haircuts on securities positions	52,380
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Securities	(536)
Net capital	$ 51,844

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 94,497
Federal income taxes payable	1,130
Total aggregate indebtedness	$ 95,627

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of August 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 6,378
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 6,378
Net capital in excess of required minimum	$ 45,466
Excess net capital at 1000%	$ 42,281
Ratio: Aggregate indebtedness to net capital	1.8 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (Unaudited) FOCUS Report	$ 52,975
Federal income taxes payable	(1,130)
Rounding	(1)
Net capital per audited report	$ 51,844

Schedule II

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of August 31, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services Corporation

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

Year Ended August 31, 2005



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Goodwin, Browning & Luna Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Goodwin, Browning & Luna Securities, Inc. (the "Company"), for the year ended August 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
October 6, 2005